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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CHARLES RIVER ASSOCIATES INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159852 10 2

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 159852 10 2

1.	Name of Reporting Person: The Northwestern Mutual Life Insurance Company		I.R.S. Identification Nos. of above persons (entities only): 39-0509570

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 380,500

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 380,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 380,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person (See Instructions): IC

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13G

Item 1.
	(a)	Name of Issuer:
Charles River Associates Incorporated
	(b)	Address of Issuer's Principal Executive Offices:
200 Clarendon Street, T-33, Boston, MA 02116-5092

Item 2.
	(a)	Name of Person Filing:
The Northwestern Mutual Life Insurance Company
	(b)	Address of Principal Business Office or, if none, Residence:
720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
	(c)	Citizenship:
Wisconsin
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
159852 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
380,500 shares. Of such amount, 229,200 shares are owned directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares as follows: (i) 83,500 shares are owned by the Small Cap Aggressive Growth Stock Portfolio and 1,400 shares are owned by the Asset Allocation Portfolio of Northwestern Mutual Series Fund, Inc. (“Series Fund”), an affiliate of Northwestern Mutual and a registered investment company; (ii) 57,600 shares are owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”); (iii) 2,600 shares are owned by the Asset Allocation Fund and 5,400 shares are owned by the Small Cap Growth Stock Fund of Mason Street Funds, Inc. (“Mason Street Funds”), an affiliate of Northwestern Mutual and a registered investment company; and (iv) 800 shares are owned by Northwestern Long Term Care Insurance Company (“Long Term Care”), a wholly owned subsidiary of Northwestern Mutual. Mason Street Advisors, LLC, a wholly owned company of Northwestern Mutual and a registered investment advisor, serves as an investment advisor to Northwestern Mutual, Series Fund, GASA, Mason Street Funds and Long Term Care and it shares voting and investment power with respect to all of the aforementioned holdings. Mason Street Advisors, LLC’s principal place of business is 720 E. Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.
(b) Percent of class:
4.2%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
380,500
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
380,500
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

Company Name(s):

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Robert J. Berdan
Name:	Robert J. Berdan
Title:	Vice President, General Counsel and Secretary

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